Filed by Towers, Perrin, Forster & Crosby, Inc.,

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies:

Jupiter Saturn Holding Company (Commission File No. 333-161705)

Towers, Perrin, Forster & Crosby, Inc. (Commission File No. 132-02690)

Watson Wyatt Worldwide, Inc. (Commission File No. 001-16159)

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The following email was distributed to all Towers Perrin shareholders on December 11, 2009:

As you are aware, the Merger Agreement among Towers Perrin and Watson Wyatt provides that the Towers Watson board will consist of 12 individuals at the effective time of the merger, with each of Towers Perrin and Watson Wyatt having the contractual right to appoint six individuals, four of whom would be “independent” directors.

On June 26, 2009, when the Merger Agreement was executed, Towers Perrin designated Mark V. Mactas, Towers Perrin’s President, Chief Executive Officer and Chairman of the Board, as one of Towers Perrin’s designees to the Towers Watson board, while Watson Wyatt designated John J. Haley, Watson Wyatt’s current Chief Executive Officer, President and Chairman of its board, as one of Watson Wyatt’s designees to the Towers Watson board. Following, on November 13, 2009, the Watson Wyatt board selected and publicly disclosed its remaining five Watson Wyatt designees to the Towers Watson board.

Towers Perrin is currently still in the process of selecting its five additional designees to the Towers Watson board. At this time, Towers Perrin expects that four of the five potential designees will be named at the effective time of the merger, which is expected to be January 1, 2010. However, as a result of a potential designee recently withdrawing from consideration due to reasons unrelated to Towers Perrin or Towers Watson, Towers Perrin may not designate the remaining independent director until after the closing of the merger. That remaining designee would be named as soon as practicable following January 1, 2010.

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Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Perrin and Watson Wyatt and the anticipated timing of the transaction, as well as other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Perrin’s and Watson Wyatt’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the failure of Towers Perrin shareholders and Watson Wyatt stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the ability to recruit and retain qualified employees and to retain client relationships; the combined company’s ability to make acquisitions, on which its growth depends, and its ability to integrate or manage such acquired businesses; and the risk that a significant or prolonged economic downturn could have a material adverse effect on the combined company’s business, financial condition and results of operations. Additional risks and factors are identified under “Risk Factors” in the joint proxy statement/prospectus included in the amended registration statement on Form S-4/A filed by Jupiter Saturn Holding Company on November 9, 2009 with the Commission and under “Risk Factors” in Watson Wyatt’s Annual Report on Form 10-K filed on August 14, 2009 with the Commission.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. None of Jupiter Saturn Holding Company, Towers Perrin or Watson Wyatt undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.

Where You Can Find Additional Information

This communication was issued December 11, 2009. Towers Perrin and Watson Wyatt have formed a company, Jupiter Saturn Holding Company (the “Holding Company”), which has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TOWERS PERRIN, WATSON WYATT, THE HOLDING COMPANY AND THE PROPOSED TRANSACTION.

The joint proxy statement/prospectus and the other documents filed with the Commission may be obtained free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus and the other documents filed by Towers Perrin, Watson Wyatt and the Holding Company with the Commission by requesting them in writing from Towers Perrin, One Stamford Plaza, 263 Tresser Boulevard, Stamford, CT. 06901-3225, Attention: Marketing, or by telephone at 203-326-5400, or from Watson Wyatt, 901 N. Glebe Rd., Arlington, VA. 22203, Attention: Investor Relations, or by telephone at 703-258-8000.

Towers Perrin, Watson Wyatt, the Holding Company and their respective directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies from the stockholders of Watson Wyatt. A list of the names of those directors and executive officers and descriptions of their interests in Towers Perrin, Watson Wyatt and the Holding Company is contained in the joint proxy statement/prospectus which has been filed by the Holding Company with the Commission. Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus.